UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 8, 2021

MDC PARTNERS INC.

(Exact name of Registrant as Specified in Its Charter)

Canada (State or Other Jurisdiction of Incorporation)	001-13718 (Commission File Number)	98-0364441 (I.R.S. Employer Identification No.)

One World Trade Center, Floor 65, New York, NY 10007
(Address of principal executive offices and zip code)

(646) 429-1800
(Registrant’s Telephone Number)

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐	Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐	Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Subordinate Voting Shares, no par value	MDCA	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Transaction Agreement Amendment

As previously announced, MDC Partners Inc. (“MDC”) and Stagwell Media LP (“Stagwell”) entered into the transaction agreement, dated as of December 21, 2020, as amended by Amendment No. 1 to the transaction agreement (“Amendment No. 1”), dated as of June 4, 2021 (the “Transaction Agreement”), by and among MDC, Stagwell, New MDC LLC (“New MDC”) and Midas Merger Sub 1 LLC (“Merger Sub”), providing for, among other things, the combination of MDC with certain subsidiaries of Stagwell (the “Transaction”, and following the Transaction, the combined company is referred to herein as “Combined Company”). On July 8, 2021, MDC, Stagwell, New MDC and Merger Sub entered into an amendment (“Amendment No. 2”) to the Transaction Agreement, pursuant to which MDC and Stagwell have agreed to modify certain provisions of the Transaction Agreement to reflect, among other things, the following:

1)	The number of common membership interests of OpCo (as defined in the Transaction Agreement) and the number of shares of a new Class C series of voting-only common stock of the Combined Company to be issued to Stagwell in exchange for the contribution by Stagwell of the equity interests of certain subsidiaries of Stagwell to OpCo and the contribution by Stagwell of an aggregate amount of cash equal to $100 to the Combined Company, respectively, will be reduced, in each case, from 216,250,000 to 180,000,000;

2)	The Stagwell Net Debt Cap (as defined in the Transaction Agreement) is increased to $285 million from $260 million;

3)	From and after the closing of the Transaction, for so long as Stagwell and its affiliates collectively beneficially own more than 10% of the then-issued and outstanding voting securities of the Combined Company (the “Post-Closing Governance Period”), at least seven (7) out of the nine (9) directors constituting the Combined Company board of directors (the “Combined Company Board”) shall be (a) independent with respect to the Combined Company in accordance with SEC and NASDAQ independence rules applicable to a NASDAQ-listed company that is not a controlled company pursuant to NASDAQ rules (“SEC/NASDAQ Independence Rules”) and (b) independent pursuant to the SEC/NASDAQ Independence Rules with respect to Stagwell as if Stagwell had equity securities that were traded on NASDAQ and was subject to such SEC/NASDAQ Independence Rules (such independent directors, the “Independent Directors”);

4)	During the Post-Closing Governance Period, the Combined Company shall cause the Nominating & Corporate Governance Committee to be comprised of two of the current independent MDC directors who will serve on the Combined Company Board and one additional new Independent Director on the Combined Company Board selected by such current independent MDC directors; and

5)	From the closing of the Transaction through the first two annual meetings of the shareholders of the Combined Company for the election of directors, in the event that any Independent Director (i) is unwilling or unable to continue serving as a director of New MDC for any reason, (ii) ceases to be independent with respect to the Combined Company in accordance with SEC/NASDAQ Independence Rules or with respect to Stagwell pursuant to SEC/NASDAQ Independence Rules as if Stagwell had equity securities that were traded on NASDAQ and subject to such SEC/NASDAQ Independence Rules, or (iii) resigns, dies, becomes disabled or is otherwise removed from the Combined Company Board, the Nominating & Corporate Governance Committee shall consult with Stagwell in advance and select a replacement nominee or director, provided that, solely with respect to any Independent Director who is not currently a director of MDC, any such replacement shall be approved by Stagwell in its sole discretion.

A copy of Amendment No. 2 is filed as Exhibit 2.1 hereto and incorporated by reference herein. The foregoing description of Amendment No. 2 is qualified in its entirety by reference thereto.

Goldman Letter Agreement Amendment

As previously disclosed, MDC and Broad Street Principal Investments, LLC (“BSPI”) entered into letter agreements on December 21, 2020 and April 21, 2021 (the “Second Goldman Letter Agreement”). On July 8, 2021, MDC and BSPI entered into a letter agreement (the “Third Goldman Letter Agreement”) amending the Second Goldman Letter Agreement, which, among other things, reduced the accretion rate on the base liquidation preference of the Combined Company Series 8 Shares to zero percent per annum from and after the issuance date of such Combined Company Series 8 Shares until the one year anniversary thereof.

A copy of the Third Goldman Letter Agreement is filed as Exhibit 2.2 hereto and incorporated by reference herein. The foregoing description of the Third Goldman Letter Agreement is qualified in its entirety by reference thereto.

Stagwell Letter Agreement Amendment

As previously disclosed, MDC and Stagwell entered into a letter agreement, dated as of December 21, 2020, pursuant to which, among other things, Stagwell agreed to vote its MDC Canada Series 6 Shares in favor of the Transaction. On July 8, 2021, MDC and Stagwell entered into a letter agreement (the “Second Stagwell Letter Agreement”), which, among other things, reduced the accretion rate on the base liquidation preference of the Combined Company Series 6 Shares to zero percent per annum from and after the date that is two business days following the closing of the Transaction until the one year anniversary thereof, and pursuant to which Stagwell affirmed its consent to vote its MDC Canada Series 6 Shares in favor of the Transaction after giving effect to Amendment No. 1 and Amendment No. 2.

A copy of the Second Stagwell Letter Agreement is filed as Exhibit 2.3 hereto and incorporated by reference herein. The foregoing description of the Second Stagwell Letter Agreement is qualified in its entirety by reference thereto.

Item 7.01	Regulation FD Disclosure.

On July 9, 2021, MDC issued a press release announcing MDC’s entry into Amendment No. 2. The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The information in this Item 7.01 and Exhibit 99.1 is being furnished under Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of such section, nor shall such exhibit be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the Transaction; the anticipated benefits of the Transaction; the likelihood of the Transaction being completed; the anticipated outcome of the Transaction; the tax impact of the Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Transaction (the “Special Meeting”); the shareholder approvals required for the Transaction; regulatory and stock exchange approval of the Transaction; and the timing of the implementation of the Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the Securities Exchange Commission (the “SEC”).

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the registration statement on Form S-4 filed on February 8, 2021, and as amended on March 29, 2021, April 21, 2021 and April 30, 2021 (the “Form S-4”), under the section entitled “Risk Factors” in the proxy statement/prospectus on Form 424B3 filed on May 10, 2021 (together with the Form S-4, the “Proxy Statement/Prospectus”), under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A and under the caption “Risk Factors” in MDC’s Quarterly Report on Form 10-Q for the quarter-ended March 31, 2021 under Item 1A. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Transaction or the occurrence of difficulties in connection with the Transaction;
•	adverse tax consequences in connection with the Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;
•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Transaction;
•	the impact of uncertainty associated with the Transaction on MDC’s and Stagwell’s respective businesses;
•	direct or indirect costs associated with the Transaction, which could be greater than expected;
•	the risk that a condition to completion of the Transaction may not be satisfied and the Transaction may not be completed; and
•	the risk of parties challenging the Transaction or the impact of the Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Transaction, MDC and New MDC filed with the SEC the Proxy Statement/Prospectus. This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 10, 2021, in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021 and in the Quarterly Report on Form 10-Q filed by MDC with the SEC on May 10, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Transaction, the suitability of the Transaction for you and other relevant matters concerning the Transaction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Amendment No. 2 to the Transaction Agreement, dated as of July 8, 2021
2.2	Third Goldman Letter Agreement, dated as of July 8, 2021
2.3	Second Stagwell Letter Agreement, dated as of July 8, 2021
99.1	Press release, dated as of July 9, 2021, of MDC Partners Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 9, 2021

MDC Partners Inc.

By:	/s/ FRANK LANUTO
Frank Lanuto
Chief Financial Officer